(LOGO)
CENTEX
HOME EQUITY
CORPORATION






Anthony H. Barone
President and Chief Executive Officer



MANAGEMENT ASSERTION

As of and for the year ended March 31, 2000, Centex Credit Corporation has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (except for minimum servicing standards I.4., III.3., III.4., V.3, and V.4., which apply only to those entities with service contracts covering escrow accounts and therefore are nonapplicable to Centex Credit Corporation). As of and for this same period, Centex Credit Corporation had in effect a fidelity bond and errors and omissions policy in the amount of $3,000,000.

Anthony H. Barone
President and Chief Executive Officer
Centex Credit Corporation

May 16,2000
Date